SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

January 2, 2019

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT 99.1 TO THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD., IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

On January 2, 2019, OPC Energy Ltd. (the “Company” or “OPC”), a subsidiary of Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announced the establishment of an outline plan which would allow the Concentration Committee in Israel to modify its opinion concerning the grant of a conditional license for the production of electricity to Zomet Energy Ltd (“Zomet”), and to inform the Israeli Electricity Authority that it does not see a reason on the grounds of market concentration to prevent the grant of the requested license to Zomet, and not to object further licenses. This outline is subject to conditions which remain to be fulfilled, and further conditions remain to completion of the Zomet project including the grant of relevant licenses and financial closing.  A copy of the OPC announcement is attached as Exhibit 99.1 hereto.

Exhibits

99.1	Press Release of OPC Energy Ltd. dated January 2, 2019: OPC - Market Concentration Committee - Regulatory Outline Plan

Forward Looking Statements

The press release in Exhibit 99.1 includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements with respect to the Outline Plan and the impact of a Breach (as defined in the Press Release), including the conditions of the Outline Plan and the Zomet project, including the completion of the project and its operation, financial closing and the fulfillment of various preconditions, including the receipt of a production license from the Electricity Authority. These statements are based on OPC Energy Ltd. management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include OPC’s failure to develop or complete the Zomet project as planned or at all, OPC’s inability to receive the required licenses or permits for the Zomet project in time or at all, OPC’s failure to fulfill the conditions of the Outline Plan and the Zomet project, and the impact of any Breach and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: January 2, 2019	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer